================================================================================
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
================================================================================





                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                                       OR
                [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                 FOR THE TRANSITION PERIOD FROM ______ TO ______
                        COMMISSION FILE NUMBER 001-15603






================================================================================

                   NATCO GROUP PROFIT SHARING AND SAVINGS PLAN

================================================================================

                                NATCO Group Inc.
                             Brookhollow Central III
                          2950 N. Loop West, 7th Floor
                              Houston, Texas 77092

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN


                                      INDEX

                                                                                                                PAGE
                                                                                                                ----

Independent Auditors' Report                                                                                       2

Statements of Net Assets Available for Plan Benefits - December 31, 2001 and 2000                                  3

Statement of Changes in Net Assets Available for Plan Benefits for the Year ended
     December 31, 2001                                                                                             4

Notes to Financial Statements as of December 31, 2001 and 2000                                                     5

SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2001                            10

                          INDEPENDENT AUDITORS' REPORT



The Administrative Committee for the
   NATCO Group Profit Sharing and Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of NATCO Group Profit Sharing and Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP


Houston, Texas
July 1, 2002

                                  NATCO GROUP
                        PROFIT SHARING AND SAVINGS PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2001 and 2000

                                                                             2001                 2000
                                                                      -------------------   -------------------
Assets:
     Investments, at fair value (note 3)                              $       31,982,039            32,732,719
     Participant contributions receivable                                         20,281                78,066
     Employer contributions receivable                                             9,180                38,382
     Interest receivable                                                          16,325                   --
     Cash, noninterest bearing                                                   603,739                   --
                                                                         -------------------   -------------------
                 Net assets available for plan benefits               $       32,631,564            32,849,167
                                                                         ===================   ===================




See accompanying notes to financial statements.

                                  NATCO GROUP
                        PROFIT SHARING AND SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2001

Net assets available for plan benefits at January 1, 2001                                 $      32,849,167
                                                                                          -----------------
Investment income (loss):
     Dividends and interest                                                                         127,776
     Net depreciation in fair value of NATCO Group Inc. common stock                               (188,986)
     Net investment loss from registered investment companies                                    (4,761,753)
     Net investment gain from common/collective trust funds                                         182,128
     Net investment loss from Personal Choice Account                                               (89,249)
                                                                                          ------------------
                                                                                                 (4,730,084)
Contributions:
     Employer                                                                                     1,946,187
     Participant                                                                                  3,053,416
     Rollovers                                                                                      163,349
                                                                                          -----------------
                                                                                                  5,162,952
Transfer from Axsia Serck Baker Inc. 401(k) Plan (note 7)                                           652,176
Benefits paid to participants                                                                    (1,290,998)
Administrative expenses                                                                             (11,649)
                                                                                          -----------------
                 Net decrease                                                                      (217,603)
Net assets available for plan benefits at December 31, 2001                               $      32,631,564
                                                                                          =================



See accompanying notes to financial statements.

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(1)    DESCRIPTION OF THE PLAN

       The following description of the NATCO Group Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan covering all regular, full-time employees of NATCO Group Inc. (the Company) and adopting subsidiaries who have three months of continuous service and are age 18 or older. The Plan is administered by a committee (the Committee) appointed by the Company's board of directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). UMB Bank, N.A. serves as trustee of the Plan. The assets of the Plan are held and invested by UMB Bank, N.A., American Century Investments, Schwab Institutional Investments, SEI Trust Company, and Fleet Bank. J.P. Morgan/American Century Retirement Plan Services is the recordkeeper for the Plan.

       (b)    CONTRIBUTIONS

              Each year, participants may contribute from 1% to 15% of their pre-tax annual compensation, as defined by the Plan document, to the Plan. Participant contributions up to 3% of each participant's compensation are matched 100% by the Company, with an additional 2% of each participant's compensation matched at 50%. The Company may also contribute an additional matching contribution to the Plan at the discretion of the Company's board of directors equal to 3% of the participant's compensation. In no event shall the aggregate employer matching contributions for any Plan year exceed 6% of the participant's compensation. The Company's board of directors elected to make an additional matching contribution of 1.5% through June 30, 2001. In addition, the Company may make an employer discretionary contribution at the discretion of the Company's board of directors. The employer discretionary contribution is allocated to participants based on the ratio of their compensation to all eligible participant's compensation. The Company's board of directors did not elect to make an employer discretionary contribution for the 2001 Plan year. Employer contributions are made either in Company common stock, cash or a combination of both.

       (c)    INVESTMENT OPTIONS

              Each participant can elect to invest all or a portion of his or her contributions among any of the available 12 registered investment companies or the common/collective trust offered by American Century Investments or Company common stock. Participants may also invest up to 50% of their account through the Schwab Personal Choice Retirement Account (Personal Choice Account) offered by Schwab Institutional Investments. The Personal Choice Account allows participants to invest in additional registered investment companies and individual stocks subject to certain minimum balance requirements and other restrictions, as defined in the Plan document.

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       (d)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions and employer matching contributions and allocations of the employer discretionary contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (e)    VESTING

              Each participant's pre-tax contributions, after-tax contributions from prior plans, rollovers, employer contributions made after January 1, 1999 and the earnings thereon are fully vested. Employer contributions made before January 1, 1999 and the earnings thereon become fully vested upon reaching age 65, disability, or death. Participants otherwise vest in employer contributions made before January 1, 1999 and the earnings thereon as follows:

                YEARS OF VESTING SERVICE       PERCENTAGE VESTED
                ------------------------       -----------------
                   Less than 2                       0%
                        2                           50
                        3                           75
                        4                          100


              Forfeited nonvested accounts are used by the Company to reduce future employer matching contributions.

       (f)    PARTICIPANT LOANS RECEIVABLE

              Participants may borrow from their participant accounts a minimum of $1,000 and a maximum of the lesser of $50,000 (reduced by the highest outstanding balance of loans from the Plan in the prior twelve months) or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at prime plus 1%. Principal and interest are paid ratably through biweekly payroll deductions over a period of one to five years, unless the loan qualifies as a principle residence loan, for which the term may be greater than five years, as specified under the Plan.

       (g)    IN-SERVICE WITHDRAWALS

              While employed, a participant may make withdrawals from their after-tax and rollover accounts and certain prior plan accounts, as defined in the Plan document. Certain additional in-service withdrawals are permitted upon attainment of age 59-1/2 and proven financial hardship.

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       (h)    PAYMENT OF BENEFITS

              Upon retirement, death, or disability, participants or beneficiaries are entitled to a distribution equal to the total value of their accounts. On termination of service, participants may elect to receive a lump-sum amount equal to the vested value of their account or, if vested benefits exceed $5,000, defer distribution until normal retirement age or death. Participants with holdings in Company common stock may request the distribution from the Company common stock fund in the form of common stock.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       (b)    INVESTMENT VALUATION AND INCOME RECOGNITION

              Investments in registered investment companies and common stocks are valued at fair value, based upon quoted market values. Participant loans receivable are valued at cost which approximates fair value. The Plan's investment in the common/collective trust fund is stated at fair value, which is determined by quoted market prices of underlying securities. The American Century Stable Asset Fund (the Fund), which is a common/collective trust, is valued at $1 per unit. The Fund invests a substantial portion of its assets in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts (the Contracts). Although the Contracts of the Fund are fully benefit-responsive, the Fund is not fully benefit-responsive due to certain restrictions and limitations on withdrawals from the Fund. For the year ended December 31, 2001, the annual rate of return for the American Century Stable Asset Fund was 5.92%.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

              Net depreciation in fair value of NATCO Group Inc. common stock includes realized gains (losses) from the sale of common stock and unrealized appreciation (depreciation) of the common stock resulting from changes in market value. Net investment gain (loss) from registered investment companies, common/collective trust funds and the Personal Choice Account includes interest, dividends, realized gains and losses from the sale of investments and unrealized appreciation (depreciation) of the investments resulting from the changes in market value.

       (c)    RISKS AND UNCERTAINTIES

              The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       (d)    USE OF ESTIMATES

              The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

       (e)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (f)    ADMINISTRATIVE EXPENSES

              Certain transaction expenses are charged to the accounts of participants initiating such transactions. All other cost and expenses of administering the Plan are paid by the Company.

(3)    INVESTMENTS

       The following table represents the fair value of individual investments which exceed 5% of the Plan's net assets as of December 31, 2001 and 2000:

                                              2001                2000
                                        -----------------   -----------------
           Vista Fund                   $   2,810,520           3,810,734
           Ultra Fund                       8,517,610           8,972,814
           Heritage Fund                    4,456,950           6,041,813
           Balanced Fund                    2,410,818           2,453,514
           Equity Index Fund                2,504,777           2,539,756
           Stable Asset Fund                3,497,070           2,762,725


(4)    NATCO GROUP INC. COMMON STOCK AND VOTING RIGHTS

       The NATCO Group Inc. common stock fund consists of shares of NATCO Group Inc. common stock and units of the UMB Bank Scout Prime Fund.

       Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the trustee as directed by the Administrative Committee.

       Participants also have voting rights with respect to their investments through the Personal Choice Account.

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

 (5)   FEDERAL INCOME TAX

       A favorable determination letter from the Internal Revenue Service was received on April 17, 2000, which states that the Plan is designed to be qualified under Section 401(a) of the Internal Revenue Code (IRC), and the related trust is, therefore, exempt from taxation under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. In January 2002, the Company filed for a new letter of determination on the amended and restated Plan.

(6)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the assets of the Plan may be used exclusively for the benefit of participants and their beneficiaries. Upon termination of the Plan, participants become 100% vested.

(7)    TRANSFER FROM AXSIA SERCK BAKER INC. 401(k) PLAN

       Effective December 31, 2001, the Axsia Serck Baker Inc. 401(k) Plan (the Axsia Plan) was merged into the Plan. The Axsia Plan's assets totaled $652,176 at the merger date. In December 2001, all of the Axsia Plan investments held by Fleet Bank, except for participant loans, were liquidated into non-interest bearing cash pending transfer to the Plan. In January 2002, the Axsia Plan participant's accounts, including participant loans, were transferred to the Plan and invested in investments of the Plan with similar investment objectives.

 (8)   PARTY-IN-INTEREST TRANSACTIONS

       Certain Plan investments are shares of the Company's common stock. As the Company is the sponsor of the Plan, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are shares of registered investment companies' funds issued by American Century Investments. As American Century Investments is an affiliate of J.P. Morgan/American Century Retirement Plan Services, the Plan's recordkeeper, these transaction qualify as party-in-interest transactions. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the IRC.

                                                                        SCHEDULE

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                IDENTITY OF ISSUE,
               BORROWER, LESSOR, OR                                                                                  CURRENT
                OTHER SIMILAR PARTY                               DESCRIPTION OF INVESTMENT                           VALUE
     ------------------------------------------   -----------------------------------------------------------   -------------------
*    American Century Investments                 Vista Fund                                                    $     2,810,520
*    American Century Investments                 Ultra Fund                                                          8,517,610
*    American Century Investments                 Heritage Fund                                                       4,456,950
*    American Century Investments                 Balanced Fund                                                       2,410,818
*    American Century Investments                 International Growth Fund                                           1,250,482
*    American Century Investments                 Diversified Bond Fund                                                 896,353
*    American Century Investments                 Equity Index Fund                                                   2,504,777
*    American Century Investments                 American Century Stable Asset Fund                                  3,497,070
*    American Century Investments                 Value Fund                                                            825,653
*    American Century Investments                 Strategic Allocation: Conservative Fund                                87,591
*    American Century Investments                 Strategic Allocation: Moderate Fund                                   284,728
*    American Century Investments                 Strategic Allocation: Aggressive Fund                                 372,965
*    American Century Investments                 Equity Growth Fund                                                  1,215,443
*    NATCO Group Inc.                             NATCO Group Inc. Common Stock                                         961,102
     Schwab Institutional                         Personal Choice Account investments                                   616,444
*    UMB Bank                                     Scout Prime Fund                                                        4,227
*    Participant Loans                            Interest rates between 6.0% and 10.5%                               1,269,306
                                                                                                                ---------------
                                                                                                                $    31,982,039
                                                                                                                ===============


* Indicates transactions with parties-in-interest.

See accompanying independent auditors' report.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee, has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.


                                        NATCO GROUP PROFIT SHARING
                                        AND SAVINGS PLAN





Date:  July 1, 2002                    By: /s/ Ryan S. Liles
                                          --------------------------------------
                                          Ryan S. Liles
                                          Vice President and Controller and
                                          Administrative Committee Member

                                INDEX TO EXHIBIT



            EXHIBIT NUMBER                         DESCRIPTION
      ----------------------------   -------------------------------------------
                 23.1                      Independent Auditors' Consent